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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997



                             CONTENTS

                                                            Page

Statements of Income                                                       1

Balance Sheets                                                             2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                               3

Statements of Cost of Operation                                            4

Price Per Ton of Coal Deliveries                                           5


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
                    CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997
                                (UNAUDITED)
                                                                               Three
                                                                               Months
                                                   Month Ended                 Ended
                                   October 31,  November 30,  December 31,  December 31,
                                       1997         1997          1997          1997
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .   $597         $688          $879         $2,164

COST OF OPERATION. . . . . . . . . .    589          679           861          2,129

OPERATING INCOME . . . . . . . . . .      8            9            18             35

FEDERAL INCOME TAXES . . . . . . . .      3            3            12             18

NET INCOME . . . . . . . . . . . . .   $  5         $  6          $  6         $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.



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
                    CONESVILLE COAL PREPARATION COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1997
                                (UNAUDITED)
                                                 October 31,   November 30,  December 31,
                                                     1997          1997          1997
                                                              (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .   $  770        $  785        $  785
  Accumulated Amortization. . . . . . . . . . . .      460           468           475
         NET MINING PLANT . . . . . . . . . . . .      310           317           310

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .      276           175            42
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .       24            24            29
    Affiliated Companies. . . . . . . . . . . . .    2,111         2,552         2,823
  Materials and Supplies. . . . . . . . . . . . .      894           840           810
  Other . . . . . . . . . . . . . . . . . . . . .       21            19            17
         TOTAL CURRENT ASSETS . . . . . . . . . .    3,326         3,610         3,721

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .      717           722           704

REGULATORY ASSETS . . . . . . . . . . . . . . . .      295           301           298

DEFERRED CHARGES. . . . . . . . . . . . . . . . .      116           114           135

           TOTAL. . . . . . . . . . . . . . . . .   $4,764        $5,064        $5,168

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .   $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .      400           400           400
  Retained Earnings . . . . . . . . . . . . . . .      808           814           820
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .    1,308         1,314         1,320

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    1,124         1,139         1,156

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      122           161           233
    Affiliated Companies. . . . . . . . . . . . .      165           219           154
  Accrued Rent. . . . . . . . . . . . . . . . . .      315           605           896
  Other . . . . . . . . . . . . . . . . . . . . .      440           475           462
         TOTAL CURRENT LIABILITIES. . . . . . . .    1,042         1,460         1,745

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .      986           967           947

REGULATORY LIABILITIES. . . . . . . . . . . . . .      304           184          -

           TOTAL. . . . . . . . . . . . . . . . .   $4,764        $5,064        $5,168

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
                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
October 1997 . . . . . . . . 211,480     23,008     188,472       $3.17        $597

November 1997. . . . . . . . 255,745     34,842     220,903       $3.11        $688

December 1997. . . . . . . . 256,257     31,833     224,424       $3.92        $879


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.

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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997


                                                                             Three
                                                                             Months
                                              October  November   December   Ended
                                                1997     1997       1997    12/31/97
                                                           (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . $ 92    $  89      $  64     $  245
Benefits-UMW* . . . . . . . . . . . . . . . . .   88       59        143        290
Office Salaries and Benefits. . . . . . . . . .  100       85         88        273
Operating Materials . . . . . . . . . . . . . .   48       50         55        153
Maintenance - Materials and Services. . . . . .   48       72        130        250
Electricity . . . . . . . . . . . . . . . . . .   46       58         76        180
Other Billed Services . . . . . . . . . . . . .   32       19        138        189
Rent. . . . . . . . . . . . . . . . . . . . . .  322      322        322        966
Amortization of Deferred Gain on Sale of Plant.  (20)     (19)       (20)       (59)
Depreciation. . . . . . . . . . . . . . . . . .    2        2          2          6
Cleaning Cost Normalization** . . . . . . . . . (222)    (120)      (184)      (526)
Other . . . . . . . . . . . . . . . . . . . . .   53       62         47        162

      Total . . . . . . . . . . . . . . . . . . $589    $ 679      $ 861     $2,129

 * United Mine Workers of America.
** Represents  the  deferral/accrual  required to  establish revenue based on fore-
   casted results for  the  remainder of  the year.  The amount  of cleaning  cost normalization is established on an "overall" company  basis (i.e., not itemized)
   and is eliminated by year-end.


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
                      COLUMBUS SOUTHERN POWER COMPANY
                     PRICE PER TON OF COAL DELIVERIES
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997


                                               October     November   December
                                                 1997        1997       1997
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . .  $39.85 *    $37.84 *   $37.11 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
      Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.